UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-12203

A.    Full title of the plan and the address of the plan if different from that of the issuer named below:

Ingram Micro 401(k) Investment Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingram Micro Inc.
3551 Michelson Drive, Suite 100
Irvine, California 92612-0697

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ingram Micro Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

By:	/s/ Thom Balding
Name:	Thom Balding
Vice President & US Controller, Finance

June 24, 2016

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Financial Statements
and
Supplemental Schedule
As of December 31, 2015 and 2014 and
for the Year Ended December 31, 2015

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Note:
Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Ingram Micro Inc. Benefits Administrative Committee
Ingram Micro 401(k) Investment Savings Plan
Irvine, California

We have audited the accompanying statements of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Costa Mesa, California
June 24, 2016

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 2015 and 2014

	December 31,
	2015	2014
Assets
Investments, at fair value	$303,122,459	$290,856,213
Notes receivable from participants	8,682,817	8,353,675
Total assets	311,805,276	299,209,888
Liabilities
Accrued administrative expenses	5,400	14,992
Total liabilities	5,400	14,992
Net assets reflecting investments at fair value	311,799,876	299,194,896
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common/collective trust)	(170,437)	(338,983)
Net assets available for plan benefits	$311,629,439	$298,855,913

See accompanying notes to financial statements.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statement of Changes in Net
Assets Available for Plan Benefits
For the Year Ended December 31, 2015

Changes in net assets attributed to:
Contributions:
Employer contributions, net of forfeitures	$8,321,787
Participant contributions	26,976,237
Participant rollovers	2,309,452
Total contributions	37,607,476
Net investment gain:
Dividends and interest	17,552,630
Net depreciation in fair value of registered investment companies	(16,494,972)
Net appreciation in fair value of common collective trusts	678
Net appreciation in fair value of common stock	530,331
Total net investment gain	1,588,667
Interest income on notes receivable from participants	387,958
Benefits paid to participants	(26,672,635)
Administrative expenses	(137,940)
Net increase	12,773,526
Net assets available for plan benefits - December 31, 2014	298,855,913

Net assets available for plan benefits - December 31, 2015	$311,629,439

See accompanying notes to financial statements.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN
The following description of the Ingram Micro 401(k) Investment Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General – The Plan is a defined contribution plan covering all of the employees of Ingram Micro Inc. (the “Company”) and designated affiliates who are maintained on the United States payroll, with the exception of those noted in Eligibility below. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company’s Board of Directors. Fidelity Management Trust Company and its affiliates (the Trustee or Fidelity) act as the trustee, custodian and record keeper of the Plan. Aon Hewitt Investment Consulting acts as the investment consultant to the Plan.
Eligibility – Employees maintained on the United States payroll with the exception of those who are leased, employed under a collective bargaining agreement, nonresident aliens with no United States sourced income, or employees who reside and work in a United States territory (including, but not limited to, the Commonwealth of Puerto Rico) are eligible to enter the Plan following the completion of their first hour of credited service with the Company.
Contributions – Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer pre-tax and after-tax compensation up to the lesser of 50% of eligible compensation for non-highly compensated participants, and a percentage (not to exceed 50%) determined by the Company of eligible compensation for highly compensated participants, or a fixed amount determined annually by the Internal Revenue Service (“IRS”). Participants who become age 50 or older, on or before the end of the calendar year, are eligible to make additional catch-up contributions of up to the lesser of 25% of eligible compensation or a fixed amount determined annually by the IRS. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company shall determine, in its absolute discretion, whether matching contributions shall be made for any particular period of time. The Company is not required to make matching contributions for any period of time. The Company’s current matching contribution represents 50% of the participant’s pre-tax and/or after-tax contributions up to the first 5% of eligible compensation. Effective January 1, 2015, the Plan was amended to include a matching contribution on the annual incentive award.
Effective April 1, 2015, the Plan was amended to provide for an automatic contribution arrangement of 4% and an automatic annual increase of 1% up to a maximum deferral of 10% for eligible employees who have not made an affirmative deferral election. For this purpose, an employee whose deferral election was carried over from the Brightpoint, Inc. 401(k) Plan is treated as having made an affirmative deferral election.
Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan net earnings, and charged with an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of Plan net earnings and administrative expenses, when applicable, are based on participant account balances, investment elections, and transactions, such as loans or qualified domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

Notes Receivable from Participants – Notes receivable from participants consist of participant loans that are secured by the balance in the participant’s account. Participants may borrow a minimum of $1,000 and up to a maximum of the amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding one year period or 50% of their vested account balance, excluding any balance invested in the self-directed brokerage link account. The loans bear interest at a commercially reasonable interest rate with payment of principal and interest made generally through payroll deductions. Loans with repayment terms in excess of five years are for the purchase of primary residences. A participant may have no more than two loans outstanding at any one time. Participant loans are stated at the unpaid principal value and bear interest at rates that range from 4.25% to 10.50% and mature on various dates through 2030.
Management determines the collectability of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. If notes receivable from participants are deemed to be uncollectible, they are written off and included as benefits paid to participants in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements

Vesting – Participants are immediately 100% vested in their contributions and the associated net earnings. Prior to April 1, 2015, vesting in the Company’s matching contribution was based on the participant’s years of service. A year of vesting service is defined as a period of service of 365 days, with less than whole year periods of service aggregated on the basis of days. The following schedule describes the vesting percentages for participants prior to April 1, 2015.

Years of Service	Vested Benefit Percentage
Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Effective April 1, 2015, the Plan was amended to replace the five-year vesting schedule with immediate vesting for participants employed on April 1, 2015, and for matching contributions made on or after April 1, 2015.
Payment of Benefits – Upon termination of service, a participant with vested benefits of over $5,000 may elect to defer distribution or receive a lump sum payment or direct rollover equal to the vested share of the participant’s account. A participant with vested benefits of less than $5,000 but greater than $1,000 must elect a lump sum payment or direct rollover, or the vested share of the participant’s account will automatically be transferred to an individual retirement account. A participant with vested benefits of $1,000 or less must elect a lump sum payment or direct rollover, or the vested share of the participant’s account will automatically be distributed in a lump sum payment. Benefits may be distributed upon termination of service for any reason, including disability or death. The Plan allows participants to take in-service withdrawals after reaching age 59½. In-service withdrawals may also be taken at any time from pre-tax rollovers, after-tax contributions or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½.
Forfeitures – Employer contributions made for participants who terminated their employment prior to April 1, 2015 remain subject to the five-year vesting schedule, as discussed in the vesting section above. Forfeitures of the non-vested Plan assets are used to restore previously forfeited benefits of rehired participants or reduce the Company’s matching contributions and costs of administering the Plan. Total forfeited non-vested accounts were $93,640 and $61,257 at December 31, 2015 and 2014, respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited non-vested accounts totaling $175,000 for the year ended December 31, 2015. Forfeitures will not be applicable for matching contributions made on or after April 1, 2015, due to the immediate vesting of the contributions.
Administrative Expenses – All reasonable expenses necessary to operate and administer the Plan may be deducted from the net assets available for plan benefits or at the election of the Company be paid directly by the Company. For the year ended December 31, 2015, the trust paid $137,940 in administrative expenses, which included expenses deducted pro rata from participant accounts for general administration services and expenses deducted directly from individual participant accounts for loan fees, qualified domestic relations orders and other participant-directed services. All other administrative expenses were paid by the Company and were not material to the financial statements taken as a whole.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Administrative expenses are recorded as incurred. Benefits are reported when paid.
Investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement for the portion of the Plan assets that are attributable to fully benefit-responsive investment contracts as this value is what participants would receive if they were to initiate a permitted transaction under the terms of the Plan.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements

The Plan invests in fully benefit-responsive investment contracts held in the Fidelity Managed Income Portfolio II Fund, which is a common collective trust as defined in Note 3. The Statements of Net Assets Available for Plan Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.
Risks and Uncertainties – The fair value of the Plan’s investment in Ingram Micro Inc. Common Stock was $5,687,931 and $5,176,358 including cash in the stock purchase account of $1,647 and $1,550, respectively, as of December 31, 2015 and 2014. Such investments represented 1.83% and 1.73% of the Plan’s total net assets available for Plan benefits as of December 31, 2015 and 2014, respectively. For risks and uncertainties regarding Ingram Micro Inc., participants should refer to the Ingram Micro Inc. Form 10-K for the year ended January 2, 2016 and the Form 10-Q for the quarter ended April 2, 2016.

The Plan provides participants with investment options in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk and uncertainty related to changes in the value associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
Net Appreciation (Depreciation) in Fair Value of Investments – Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
New Accounting Standards
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)." This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share (or its equivalent) using the practical expedient. New guidance was given effective January 1, 2016. The Plan's management is still assessing any impact this new standard may have on the statements of net assets available for plan benefits or statement of changes in net assets available for plan benefits and intends to adopt this new guidance in 2016.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements

In July 2015, the FASB issued ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient." It is effective for fiscal years beginning after December 15, 2015, with early adoption permitted for all three parts individually or in the aggregate. The Plan's management is still assessing any impact this new standard may have on the statements of net assets available for plan benefits or statement of changes in net assets available for plan benefits and evaluating the adoption by the Plan.

NOTE 3 — FAIR VALUE MEASUREMENTS
The Plan performs fair value measurements in accordance with FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable and, either directly or indirectly corroborated by market data, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The valuation methodologies used for assets measured at fair value are as follows:

•	Common stocks: Valued at the quoted closing market price.

•	Registered investment companies: Valued at the net asset value ("NAV") based on quoted closing market prices of shares held by the Plan at year end.

•
Common/Collective Trust: Valued based on the contractual terms of the underlying guaranteed investment contracts. The beneficial interest of each participant is represented in units which are issued and redeemed daily at the fund's closing NAV, which is calculated by Fidelity Management Trust Company.

•	Brokerage Link Investment Accounts: Valued at the quoted closing market price of the securities held in the accounts.

There have been no changes in the methodologies used at December 31, 2015 and 2014. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2015, the Plan had no unfunded commitments related to Common Collective Trust Funds. The redemption of Common Collective Trust Funds is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption, however, participant redemptions may be subject to certain redemption fees.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Common stocks
Ingram Micro Inc. common stock	$5,686,284	$—	$—	$5,686,284
Cash	1,647	—	—	1,647
Total common stocks	5,687,931	—	—	5,687,931
Registered investment companies
Index funds (1)	45,261,645	—	—	45,261,645
Balance funds (2)	85,460,006	—	—	85,460,006
Growth funds (3)	61,248,223	—	—	61,248,223
Value funds (4)	42,860,328	—	—	42,860,328
International funds (5)	21,562,084	—	—	21,562,084
Fixed income funds (6)	16,268,727	—	—	16,268,727
Total registered investment companies	272,661,013	—	—	272,661,013
Common/collective trusts (7)	—	23,910,191	—	23,910,191
Brokerage link investment accounts	863,324	—	—	863,324
Total investments at fair value	$279,212,268	$23,910,191	$—	$303,122,459

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stocks
Ingram Micro Inc. common stock	$5,174,808	$—	$—	$5,174,808
Cash	1,550	—	—	1,550
Total common stocks	5,176,358	—	—	5,176,358
Registered investment companies
Index funds (1)	44,391,398	—	—	44,391,398
Balance funds (2)	73,055,105	—	—	73,055,105
Growth funds (3)	61,454,320	—	—	61,454,320
Value funds (4)	45,635,402	—	—	45,635,402
International funds (5)	19,646,151	—	—	19,646,151
Fixed income funds (6)	17,458,274	—	—	17,458,274
Total registered investment companies	261,640,650	—	—	261,640,650
Common/collective trusts (7)	—	23,552,787	—	23,552,787
Brokerage link investment accounts	486,418	—	—	486,418
Total investments at fair value	$267,303,426	$23,552,787	$—	$290,856,213

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements

(1)	These funds seek to track the performances of the S&P 500 and the MSCI Small Cap Growth Indexes.

(2)	These diversified funds invest in a balance of equity and fixed income securities, either directly or through other mutual funds.

(3)	These diversified funds employ a fundamentally-based investment approach focused on investments in companies whose earnings are expected to grow at a faster rate than an average company.

(4)	These diversified funds focus on fundamentally-based investment approach and bottom-up stock selection of companies that are believed to be undervalued.

(5)	These diversified funds employ a fundamentally-based investment approach focused on companies headquartered outside of the United States.

(6)	These diversified funds may invest in various types of fixed income securities including government bonds, corporate bonds, mortgage-backed bonds, foreign bonds and cash equivalents.

(7)
These diversified funds employ a fundamentally-based investment approach focused on the preservation of capital, as well as the provision of a competitive level of income over time consistent with the preservation of capital.

NOTE 4 — INVESTMENT ELECTIONS
The Trustee invests contributions in accordance with participant investment instructions. Participants may change their future deferral investment elections concurrent with their pay frequency and also move existing balances effective with the close of market.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 5 — INVESTMENTS
The following table presents the fair value of investments. Investments representing greater than 5% of the Plan’s net assets as of December 31, 2015 and 2014 are separately identified as follows:

		December 31,
		2015		2014
Investments Valued at Fair Value as Determined by Quoted Market Prices: Registered Investment Companies:
Mainstay Funds	Mainstay Large Cap Growth R1 Fund, 3,992,494 and 3,734,960 units, respectively	$38,607,412		$38,507,439
Massachusetts Financial Services Co.	MFS Value Fund, 1,061,698 and 1,014,108 units, respectively	34,813,079		35,432,919
Fidelity Management Trust Co.	Diversified International K Fund, 616,236 and 571,275 units, respectively	21,562,084		19,646,151
Fidelity Management Trust Co.	Spartan U.S. Equity Index Inst Fund, 448,896 and 428,648 units, respectively	32,235,194		31,231,285
Artisan Funds, Inc.	Mid Cap Fund, 531,225 and 478,958 units, respectively	22,640,811		22,946,881
Loomis, Sayles & Company, L.P.	Loomis Sayles Core Plus Bond Fund, 1,324,815 and 0 units, respectively	16,268,727		—
PIMCO Funds.	PIMCO Total Return Fund, 0 and 1,637,737 units, respectively	—		17,458,274
Other – Registered Investment Companies (individually less than 5% of net Plan assets)		106,533,706		96,417,701
Total Registered Investment Companies		272,661,013		261,640,650
Common Stock:
Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 187,172 and 187,222 shares, respectively	5,687,931	*	5,176,358	*
Brokerage Link Investment Accounts		863,324	*	486,418	*
Total Investments Valued at Fair Value as Determined by Quoted Market Prices		279,212,268		267,303,426
Investments Valued at Estimated Fair Value: Common and Collective Trusts:
Fidelity Management Trust Co.	Managed Income Portfolio II Fund, 23,739,753 and 23,213,804 units, respectively	23,910,191		23,552,787
Total Investments Valued at Estimated Fair Value		23,910,191		23,552,787
Total Investments		$303,122,459		$290,856,213
* Less than 5% of Plan Net Assets

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements

During 2015, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value on a net basis as follows:

Net Change in Fair Value:
Registered Investment Companies	$(16,494,972)
Common Collective Trust	678
Ingram Micro Inc. Common Stock	530,331
Net Depreciation in Fair Value of Investments	$(15,963,963)

NOTE 6 — EMPLOYER STOCK
No more than 25% of new contributions to a participant’s account may be invested in Ingram Micro Inc. Common Stock (the Ingram Micro Stock Fund). Participants are not permitted to transfer assets into the Ingram Micro Stock Fund from any other investment option to the extent that such transfer would cause the percentage of the participant’s account invested in the Ingram Micro Stock Fund to exceed 25%. Participants may, however, transfer funds out of the Ingram Micro Stock Fund into any of the Plan’s other investment options without limitation. Participants who are subject to Rule 16b-3 of the Securities and Exchange Commission or who are designated by the Company as a window group person may only be permitted to transfer funds into or out of the Ingram Micro Stock Fund during special open window periods established by the Company.

NOTE 7 — BROKERAGELINK INVESTMENT ACCOUNTS
No more than 50% of a participant’s account balance may be invested in the brokerage link investment account, which is a self-directed brokerage account that allows Plan participants to invest in various mutual funds not otherwise offered through the Plan. Participation in the self-directed brokerage account shall be subject to such terms and conditions as may be established from time to time by the Plan Administrator, which may include specific enrollment procedures and restrictions on loans and withdrawals.
NOTE 8 — PARTY-IN-INTEREST
Certain Plan investments are managed by Fidelity. Fidelity acts as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Direct fees paid by the Plan to Fidelity for the year ended December 31, 2015 were not material. The Plan also engages in certain transactions involving Ingram Micro Inc. such as the purchase and sale of Ingram Micro Inc.'s Common Stock.  These transactions also qualify as party-in-interest transactions.

NOTE 9 — PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each affected participant receives 100% of his or her account balance as of the date of the termination.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 10 — TAX STATUS
The trust that is established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has a favorable determination letter of its tax-exempt status from the IRS dated June 23, 2014, which provides that the Plan and related trust are designed in accordance with the applicable qualification sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed in compliance with the applicable qualification requirements of the IRC. In addition, the Plan Administrator is not aware of any operational issues that will prevent the continuation of the Plan's qualified tax status.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended December 31, 2012.

NOTE 11 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for Plan benefits per the financial statements	$311,629,439	$298,855,913
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/collective trust)	170,437	338,983
Net assets available for Plan benefits per the Form 5500	$311,799,876	$299,194,896

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

Year ended December 31, 2015
Net increase in net assets available for Plan benefits per the financial statements	$12,773,526
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/ collective trust) as of December 31, 2015	170,437
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/ collective trust) as of December 31, 2014	(338,983)
Total net increase per the Form 5500	$12,604,980

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 12 — SUBSEQUENT EVENTS
In the first quarter of 2016, the Company announced that it entered into an agreement and plan of merger ("Merger Agreement") with Tianjin Tianhai Investment Company, Ltd. ("Tianjin Tianhai"), and GCL Acquisition, Inc. ("Merger Subsidiary"), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Subsidiary will be merged with and into Ingram Micro Inc. (the “Merger”), with Ingram Micro Inc. surviving as an indirect, controlled subsidiary of Tianjin Tianhai. The consummation of the Merger is subject to the satisfaction or permitted waiver of closing conditions set forth in the Merger Agreement and is expected to occur in the second half of 2016.

At the effective time of the Merger, each share of the Company's Class A common stock issued and outstanding immediately before the closing (including the Company's Class A common stock held in the Plan), other than certain excluded shares, will be converted to the right to receive $38.90 in cash, without interest.

In the first quarter of 2016, the Benefits Administrative Committee approved the addition of a Roth 401(k) feature and a Roth In Plan Conversion feature to the Plan.  The implementation of these features is targeted to start in the second half of 2016.

Schedule I: Form 5500 – Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 EIN: 62-1644402 Plan Number: 002

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
	Registered Investment Companies
	Mainstay Funds	Mainstay Large Cap Growth R1 Fund, 3,992,494 units		$38,607,412
	Artisan Funds, Inc.	Small Cap Value Fund, 795,969 units		8,047,249
	Artisan Funds, Inc.	Mid Cap Fund, 531,225 units		22,640,811
	Dodge and Cox	Balanced Fund, 96,260 units		9,088,850
	Massachusetts Financial Services Co.	MFS Value Fund, 1,061,698 units		34,813,079
*	Fidelity Management Trust Company	Diversified International K Fund, 616,236 units		21,562,084
*	Fidelity Management Trust Company	Freedom K 2005 Fund, 26,021 units		322,145
*	Fidelity Management Trust Company	Freedom K 2010 Fund, 166,554 units		2,055,282
*	Fidelity Management Trust Company	Freedom K 2015 Fund, 166,273 units		2,128,300
*	Fidelity Management Trust Company	Freedom K 2020 Fund, 766,339 units		10,360,897
*	Fidelity Management Trust Company	Freedom K 2025 Fund, 564,006 units		7,952,481
*	Fidelity Management Trust Company	Freedom K 2030 Fund, 932,242 units		13,359,032
*	Fidelity Management Trust Company	Freedom K 2035 Fund, 828,403 units		12,227,231
*	Fidelity Management Trust Company	Freedom K 2040 Fund, 730,786 units		10,808,318
*	Fidelity Management Trust Company	Freedom K 2045 Fund, 407,546 units		6,198,775
*	Fidelity Management Trust Company	Freedom K 2050 Fund, 412,314 units		6,320,773
*	Fidelity Management Trust Company	Freedom K 2055 Fund, 198,847 units		2,256,919
*	Fidelity Management Trust Company	Freedom K 2060 Fund, 6,295 units		62,128
*	Fidelity Management Trust Company	Freedom K Income Fund, 204,126 units		2,318,875
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Inst Fund, 448,896 units		32,235,194
	The Vanguard Group	Small Cap Growth Index Fund, 380,668 units		13,026,451
	Loomis, Sayles & Company, L.P.	Loomis Sayles Core Plus Bond Fund, 1,324,815 units		16,268,727
	Total Registered Investment Companies			272,661,013
	Common and Collective Trusts
*	Fidelity Management Trust Company	Managed Income Portfolio II Fund, 23,739,753 units		23,910,191
	Common Stock
*	Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 187,172 shares		5,687,931
*	BrokerageLink	BrokerageLink Fund		863,324
	Total Investments			303,122,459
*	Notes Receivable from Participants	Loans with maturities through 2030 and interest rates ranging from 4.25% to 10.50%		8,682,817
	Total Assets			$311,805,276

* These investments represent parties-in-interest to the Plan.
** Cost information is not required under ERISA as the investment options are participant directed.

Consent of Independent Registered Public Accounting Firm

Ingram Micro Inc. Benefits Administrative Committee
Ingram Micro 401(k) Investment Savings Plan
Irvine, California

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (333-43447 and 333-161976) of Ingram Micro of our report dated June 24, 2016, relating to the financial statements and supplemental schedule of the Ingram Micro 401(k) Investment Savings Plan which appears in this Form 11-K for the year ended December 31, 2015.

/s/ BDO USA, LLP

Costa Mesa, California
June 24, 2016